July 13, 2011

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Maryse Mills-Apenteng

Re:	Blue Wolf Mongolia Holdings Corp. Registration Statement on Form S-1 Filed April 8, 2011, as amended File No. 333-173419

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Blue Wolf Mongolia Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Thursday, July 14, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between July 5, 2011 and the date hereof, 110 copies of the Preliminary Prospectus dated July 5, 2011 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
As Representative of the several
Underwriters

By:  Deutsche Bank Securities Inc.

By:  /s/    John Shaw
Name:  John Shaw
      Title:    Director

By: /s/   Brad Miller
Name:  Brad Miller
Title:    Managing Director